Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



**Certificate of Formation
Limited Liability Company**

**Filed in the Office of the
Secretary of State of Texas
Filing #: 805355905 12/28/2023
Document #: 1317878400002
Image Generated Electronically
for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

<u>Lady Justice Alaska LLC</u>

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

**Name:
Daniel   Peters**

C. The business address of the registered agent and the registered office address is:

**Street Address:
6440 N. Central Expressway
Suite 618 Dallas TX 75206**

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☑ A. The limited liability company is to be managed by managers.

OR

☐ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Manager 1: **David Lewis**	Title: **Manager**
Address: **203 Argentine Street Georgetown CO, USA 80444**	

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

6440 N. Central Expressway
Suite 618
Dallas, TX 75206
USA

Organizer

The name and address of the organizer are set forth below.

Daniel J Peters   **6440 N Central Expy, Suite 618, Dallas, TX 75206**

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

/s/ Daniel J. Peters

Signature of Organizer

FILING OFFICE COPY